

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2022

John Sganga
Chief Executive Officer
Optimus Healthcare Services, Inc.
1400 Old Country Road - Suite 306
Westbury, NY 11590

   Re: Optimus Healthcare Services, Inc.
     Registration Statement on Form S-1
     Filed December 2, 2022
     File No. 333-268651

Dear John Sganga:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Rucha Pandit at (202) 551-6022 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services

cc: Richard Friedman